Exhibit 99.3

*** Exercise Your Right to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the

Extraordinary General Meeting to Be Held on January 8, 2020.

SPOTIFY TECHNOLOGY S.A.	Meeting Information

Meeting Type:            Extraordinary General Meeting

For holders as of:       November 25, 2019

Date:    January 8, 2020 Time:    4:00 PM (Luxembourg Time)

Location:    Arendt House

                    41A, Avenue J.F. Kennedy

                    L-1855 Luxembourg

                    Grand Duchy of Luxembourg

SPOTIFY TECHNOLOGY S.A. 42-44, AVENUE DE LA GARE L-1610 LUXEMBOURG GRAND DUCHY OF LUXEMBOURG

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com, scan the QR Barcode on the reverse side, or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

        Before You Vote

         How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT

How to View Online:

Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com, or scan the QR Barcode below.

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) BY INTERNET:	www.proxyvote.com
2) BY TELEPHONE:	1-800-579-1639
3) BY E-MAIL*:	sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor.

Please make the request as instructed above on or before December 25, 2019 to facilitate timely delivery.

How To Vote Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: Go to www.proxyvote.com or from a smartphone, scan the QR Barcode above. Have the information that is printed in the box marked by the arrow (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items
The Board of Directors recommends you vote FOR proposal 1.

1.	Elect Barry McCarthy as a member (B Director) of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2019.

 NOTE: Such other business as may properly come before the meeting or any adjournment thereof.